UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                       NATUS MEDICAL INCORPORATION (BABY)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    639050103
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                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 9, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box(TM).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     The D3 Family Fund, L.P.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES
BENEFICIALLY        702,291 Common shares (3.3%)
  OWNED BY     -----------------------------------------------------------------
    EACH       8    SHARED VOTING POWER
 REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    702,291
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 702,291; for all reporting persons as a group, 4,083,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)

     (TM)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
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  NUMBER OF    7    SOLE VOTING POWER
   SHARES
BENEFICIALLY        957,628 common shares (4.4%)
  OWNED BY     -----------------------------------------------------------------
    EACH       8    SHARED VOTING POWER
 REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    957,628
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 957,628; for all reporting persons as a group, 4,083,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)

     (TM)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES
BENEFICIALLY        2,423,995 common shares (11.2%)
  OWNED BY     -----------------------------------------------------------------
    EACH       8    SHARED VOTING POWER
 REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    2,423,995
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 2,423,995; for all reporting persons as a group, 4,083,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)

     (TM)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       8    SHARED VOTING POWER
 REPORTING
   PERSON           4,083,914 shares (18.9%)
    WITH       -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,083,914 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 4,083,914; for all reporting persons as a group, 4,083,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     (TM)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       8    SHARED VOTING POWER
 REPORTING
   PERSON           957,628 common shares (4.4%)
    WITH       -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    957,628 common shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 957,628; for all reporting persons as a group, 4,083,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)

     (TM)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

      This Amendment No. 10 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons") (the "Schedule 13D"), by supplementing such Items with the information below:

Item 4. Purpose of Transaction

The Street threw BABY out with the bathwater after the company missed consensus earnings estimates by a penny on March 3. Over the next five trading days, until its intra-day low May 9, BABY's share price fell 19%. We concluded that this sell-off was excessive; therefore, we bought 225,000 more shares on May 9, 2007.

In addition to being BABY's largest shareholder today, the President of our General Partner has been an investor in BABY since 1989 and served on its Board of Directors from 1989-2005. We believe that the company has strong management and governance, an enviable market share in its newborn hearing screening business, substantial recurring revenues, exciting new products, and a proven growth strategy, which combines 10%+ organic growth with shrewd acquisitions.

Jim Hawkins, BABY's CEO, has an excellent track record finding, making, and assimilating acquisitions. He consummated six at his prior company and five so far at BABY. Typically BABY acquires companies at a small premium to their revenue run rates. The acquisitions have been immediately accretive. Investors should remember several things about BABY's acquisition plans: Mr. Hawkins has said on each of his last two earnings calls that he intends to resume making acquisitions in the second half of this year and that he expects, through acquisitions and organic growth, to exit 2008 at a $250 million revenue run rate. If he were to buy $50 million of incremental revenue in the second half of this year, so that his year end 2007 revenue run rate were approximately $170 million, and if the market were to value BABY at three times that revenue run rate, BABY's market cap could end this year at over $500 million, approximately $22 per share (assuming two million more shares).

Given the company's rapid recent growth, and its excellent growth prospects, we support management's recent decisions to invest in infrastructure to better manage the growth and to invest in new hearing and neurology products, even at the expense of a penny per share in the March quarter.

In closing, we note one additional possible reason for BABY's earnings miss, something nobody mentioned on the May 3 earnings call, and one for which we believe BABY itself is blameless. In the company's proxy statement for its 2007 annual meeting, BABY disclosed that its 2006 audit and audit related bill from Deloitte & Touche had ballooned from $584,000 in 2005 to $1.369 million! We suspect that some of this expense may have impacted BABY's first quarter 2007 results.

Deloitte & Touche's 2006 charges strike us as extraordinary and excessive for a company as small as BABY: to extract $1.369 million to audit a company with only $90 million of revenues is outrageous. In the post-Sarbanes-Oxley world we find ourselves in today, too many audit firms are abusing their oligopolistic pricing power to the detriment of their clients and their clients' shareholders. We will not stand for it. It is wasting money and eroding the competitiveness of

America's companies and our capital markets. We are voting all of our shares against the reappointment of Deloitte & Touche as BABY's auditor. We urge BABY's board and management to return audit costs to 2005 levels, with or without Deloitte. We do not blame BABY's management and board for this problem; the problem is much bigger than this small company. BABY should not be thrown out which the bathwater just because Deloitte gave it a bath.

                                      *****

By reporting the information contained in this Amendment, the Reporting Persons do not intend to solicit, nor are they soliciting, proxies or consents from, nor seeking or requesting any other action by, any of the other stockholders of BABY.

The previous statements as to the views of the Reporting Persons regarding their investment in BABY represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof. Those statements are not intended, and should not be relied on, as investment advice to any other investor or prospective investor. To the extent those statements reflect assessments of possible future developments, those assessments are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting BABY and/or extrinsic factors such as developments in the company's industry and the economic environment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future, as well as to increase or decrease their investment depending on their evaluation, without further amending the Schedule 13D except as required by applicable rules.

Item 5. Interest in Securities of the Issuer.

      (a, b) The Reporting Persons, in the aggregate, beneficially own 4,083,914 common shares, constituting approximately 18.9% of the outstanding Shares.

      (c) During the past sixty (60) days the following purchases of Shares were made by D3 Family Funds in open market transactions:

      Fund                     Transaction Date   Shares Bought   Price
      ----                     ----------------   -------------   -----
      D3 Family Fund, L.P              5/9/2007         12,720    14.86
      D3 Family Bulldog, LP            5/9/2007        146,810    14.86
      DIII Offshore Fund, LP           5/9/2007         65,470    14.86

Item 6. Material to be filed as Exhibits

      Exhibit 1 to this Amendment is the joint filing agreement pursuant to which all of the filing persons have authorized the filing of this Amendment as a group.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                            D3 Family Fund, L.P., and D3 Bulldog
                                            Fund, L.P.,

                                            By: Nierenberg Investment Management
                                                Company, Inc.

                                            Its: General Partner
May 14, 2007                                By: /s/ David Nierenberg
------------                                ------------------------------------
                                                 David Nierenberg, President

                                            DIII Offshore Fund, L.P.

                                            By: Nierenberg Investment Management
                                                Offshore, Inc.

                                            Its: General Partner

May 14, 2007                                By: /s/ David Nierenberg
------------                                ------------------------------------
                                                 David Nierenberg, President

                                            Nierenberg Investment Management
                                               Company, Inc.

May 14, 2007                                By: /s/ David Nierenberg
------------                                ------------------------------------
                                                 David Nierenberg, President

                                            Nierenberg Investment Management
                                               Offshore, Inc.

May 14, 2007                                By: /s/ David Nierenberg
------------                                ------------------------------------
                                                 David Nierenberg, President

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

      WHEREAS, the undersigned (collectively, the "Reporting Persons") from time to time make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and

      WHEREAS, the Reporting Persons prefer to make joint filings on behalf of all Reporting Persons rather than individual filings on behalf of each of the Reporting Persons;

      NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

      1. Each of the Reporting Persons is individually eligible to make joint filings.

      2. Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.

      3. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.

      4. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.

      5. This Joint Filing Agreement amends, restates and supersedes the Joint Filing Agreement dated July 5, 2006 by and among the undersigned, D(3) Children's Fund, L.P. and D(3) Family Retirement Fund, L.P.

      6. The undersigned agree that each joint filing made on or after the date hereof will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.

                                            D3 Family Fund, L.P., and D3 Bulldog
                                            Fund, L.P.

                                            By: Nierenberg Investment Management
                                                Company, Inc.

                                            Its: General Partner

July 24, 2006                               By: /s/ David Nierenberg
-------------                               ------------------------------------
                                                   David Nierenberg, President

                                            DIII Offshore Fund, L.P.

                                            By: Nierenberg Investment Management
                                                Offshore, Inc.

                                            Its: General Partner

July 24, 2006                               By: /s/ David Nierenberg
-------------                               ------------------------------------
                                                   David Nierenberg, President

                                            Nierenberg Investment Management
                                                 Company, Inc.

July 24, 2006                               By: /s/ David Nierenberg
-------------                               ------------------------------------
                                                   David Nierenberg, President

                                            Nierenberg Investment Management
                                                 Offshore, Inc.

July 24, 2006                               By: /s/ David Nierenberg
-------------                               ------------------------------------
                                                   David Nierenberg, President